VIA EDGAR

June 12, 2025

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Shapiro and Doug Jones

Re:	Cannae Holdings, Inc.

Form 10-K For Fiscal Year Ended December 31, 2024

Filed February 29, 2025

File No. 001-38300

Dear Mr. Shapiro and Mr. Jones:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 5, 2025 (the “Comment Letter”) addressed to Cannae Holdings, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2024 (the “10-K”).

In this response letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response.

1.

In discussing your impairment analysis concerning Alight, you state Alight has consistently produced positive results from operations. Yet, you report equity in their losses in each of your last three fiscal years and Alight has a loss from continuing operations in each of its last three fiscal years. Please reconcile these disclosures for us.

The Company acknowledges the Staff’s comment and respectfully clarifies that the disclosure in question is intended to generally reference certain positive components of Alight’s results of operations, rather than to overall net income or loss, and use of the term “results of operations” is intended to be consistent with the Commission’s use of such term in Regulation S-K and the Financial Reporting Manual. Management believes Alight has experienced positive results in various components of its results of operations and cash flows subsequent to the Company’s initial investment in Alight that support management’s conclusion that the impairment of Alight was temporary as of December 31, 2024. Those components include revenue, gross profit, EBITDA, operating cash flows and cash used to reduce debt and pay dividends, which all contributed to the Company’s disclosure on page 30 of the 10-K that states, “Alight has consistently produced positive results from operations and cash flows, has reduced its debt, and initiated a dividend in 2024.” Combined with the Company’s disclosures of summarized financial information of Alight throughout the 10-K and reference to Alight’s filings with the Commission, management believes such language was appropriate; however, the Company will enhance its disclosure in future periods to specifically identify the components of Alight’s results of operations we view as positive.

2.

You disclose decrease in guest counts partially offset by increase in average amount spent by customers each visit contribute to the decrease in comparable store sales. Please quantify the extent of these factors pursuant to Item 303(b) of Regulation S-K where it states to describe underlying reasons for material changes in both quantitative and qualitative terms. To the extent a material factor, also discuss in quantitative and qualitative terms the impact of price increases pursuant to Item 303(b)(2)(iii) of Regulation S-K. In this regard, we note you disclose on page 5 you have adjusted menu prices in the past to compensate for increased costs. Lastly, describe whether declining comparable store sales in the last two fiscal years is a known trend or uncertainty likely to have a material unfavorable impact on revenues or income from continuing operations pursuant to Item 303(b)(2)(ii) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that we view our quantitative disclosure of the change in same store sales and qualitative descriptions of the driver of the change in same store sales as guest counts and average amount spent by customers as consistent with the requirements of Item 303(b) of Regulation S-K. The Company will quantify the extent of these factors and describe the underlying reasons for the material changes in future filings beginning with our quarterly period ending June 30, 2025. For instance, if we were describing the change in same store sales in 2024 for 99 Restaurants as noted on page 34, we will disclose something similar to the following: “The 2.2% decrease in same store sales in 2024 is primarily attributable to a 9.9% decrease in guest counts partially offset by a 1.6% increase in the average amount spent by customers each visit.”

In addition, the Company acknowledges the Staff’s comment and respectfully advises the Staff that when there are material price increases, in general or for specific items, we will disclose further information both qualitatively and quantitatively. While increased costs have materially impacted our Restaurant Group in certain historical periods, we do not believe inflationary pressures have materially impacted results of operations in the periods presented in the 10-K. Finally, the Company acknowledges the Staff’s comment and respectfully advises the Staff that we will disclose any known trends or uncertainties in the restaurant industry which impact our business and that might have an impact on income from continuing operations. The Company’s Restaurant Group has generally experienced declining same store sales over an extended period and the Company has consistently disclosed the trends in same store sales in its periodic reporting with the Commission and discussed the trends in results of operations of its Restaurant Group in its earnings releases and on quarterly earnings calls. The Company will explicitly disclose the decline in same store sales as an unfavorable trend reasonably likely to have a material unfavorable impact on net sales and income from continuing operations in its future filings of periodic reports with the Commission.

3.

You disclose on page 63 you have guaranteed certain obligations of Black Knight Football Club totaling between $38.3 million and $69.6 million at December 31 2024. Please discuss the impact of this guarantee on your cash requirements, including the criteria and timing for such potential cash payments and whether associated performance criteria have been met or the prospect of such criteria being met. For example, but not exclusive, discuss any impact on these guarantees and your cash requirements as it concerns your media reported AUS$25 million (US$16 million) expansion team fee regarding your investment in the Auckland Football Club. Refer to Item 303(b)(1) and (1)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the guaranteed obligations in question relate to options for Black Knight Football Club (“BKFC”) to purchase the 60% equity interest in FC Lorient (“FCL”) that it doesn’t currently own (the “FCL Call Option”) and for the controlling owner of FCL to sell such remaining equity of FCL to BKFC (the “FCL Put Option”). BKFC is not required to exercise its right to purchase the remaining equity interest in FCL under the FCL Call Option; therefore, credit risk associated with the BKFC’s potential inability to fund the obligation is limited to the FCL Put Option. The obligation of the Company to fund the payments by BKFC only arises to the extent that BKFC is unable to fund the FCL Put Option. BKFC has raised capital that it believes it will be sufficient to enable it to fund the purchase of the remaining interest in FCL if the FCL Put Option is exercised.

While the Company guarantees these obligations of BKFC, it does not view the Company’s requirement to satisfy those obligations as probable given BKFC’s current and projected liquidity and BKFC’s control over the exercise of the FCL Call Option. Accordingly, the Company does not have an accrual for such obligations in its consolidated balance sheet. The Company will enhance its disclosure in future periodic reports filed with the Commission to explicitly disclose the potential impact of the obligations of BKFC that it guarantees on its cash requirements in the Liquidity and Capital Resources section of its MD&A.

The Company further acknowledges the Staff’s reference to Auckland Football Club (“AFC”) and respectfully advises the Staff that while AFC is affiliated with BKFC, BKFC does not own any equity of, or otherwise have any investment in, AFC. Accordingly, the Company did not include any disclosure of AFC and the expansion fee paid by other entities to acquire AFC in the Company’s 10-K.

4.

Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, discuss the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends in operating cash flows, their variability and associated business reasons. Refer to Item 303(a) of Regulation S-K and section IV.B and B.1 of SEC Release No. 33-8350. For example, per the statement of cash flows income taxes payable decreased by approximately $80 million in 2024 and here you mention lowered/decreased income taxes and lower expenses and no carried interest incurred with your Manager but do not provide any details on these items, including underlying reason.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will provide more informative analysis including underlying reasons for material changes in working capital components in future filings, beginning with our quarterly period ending June 30, 2025. While the statement of cash flows shows the change in income taxes (both income taxes payable and deferred income taxes) decreased by approximately $80 million, such change in income taxes captures the non-cash impact of the change in income taxes under the indirect method of preparing a statement of cash flows. As disclosed in Footnote P to the Company’s consolidated financial statements, the Company’s cash paid for income taxes decreased by $3.5 million in the year ended December 31, 2024 from the year ended December 31, 2023. Additionally, the Company discloses the amounts paid to its Manager in Footnote O to its consolidated financial statements.

The Company will include more wholistic disclosure on its discussion of changes in cash flows, including more fulsome cross-referencing to disclosures included elsewhere in its 10-K, in future periodic filings with the Commission. For instance, in describing the change in 2024 operating cash flows, we will disclose something similar to the following: “The increase in cash used in operations of $2.3 million from 2024 compared to 2023 is primarily attributable to customary fluctuations in working capital, partially offset by lower net cash tax payments and lower cash expenses incurred with our Manager. The net change in income taxes in our consolidated statement of cash flows in the year ended December 31, 2024 decreased $79.8 million from the year ended December 31, 2023. The decrease is primarily attributable to non-cash changes in the Company’s deferred tax assets and income taxes receivable. Management fees and carried interest paid to our Manager are lower in the year ended December 31, 2024 due to the Amended Management Services Agreement signed in February 2024, which fixed and significantly lowered management fees and eliminated carried interest fees. See Footnote P to our consolidated financial statements for further information on cash paid for income taxes and Footnote O for further information on expenses incurred with our Manager.”

5.

You currently disclose the increase in cash used in operations in fiscal 2024 is primarily attributable to lower tax payments and lower cash expenses incurred with your Manager, but these indicate a decrease in cash used. You disclose on page 74 the aggregate sum of cash payments for interest, income taxes and operating leases is lower in fiscal 2024 than fiscal 2023 by $19 million and elsewhere you disclose changes in fees paid to your Manager effective July 2024 due to an amended MSA. However, items associated with the previous sentence that reduce cash used in fiscal 2024 are not discussed or quantified here, meaning there appears to be cash used in excess of these items also not disclosed here to arrive at the disclosed additional cash used in 2024 compared to 2023. Please revise your disclosure as appropriate to address all material items impacting operating cash flows and their consequent effect.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will provide analysis including underlying reasons for material changes in cash used in operating activities in future filings beginning with our quarterly period ending June 30, 2025. Management does not consider the change in cash flows from operations in 2024 compared to 2023 as a material fluctuation and the Company will enhance its disclosures of any material changes in operating cash flows in future filings. The Company acknowledges the Staff’s related comment 4 above and respectfully advises the Staff that the Company will align these disclosures for cash used in operating activities to provide more informative analysis and discussion.

6.

You report cash used in operating activities for each year presented. Please discuss whether this is a known trend and provide related disclosures following the guidance in Item 303(b)(1)(i) of Regulation S-K and Release Nos. 33-6835 and 33-8350, specifically, the operational reasons for this condition, how you intend to meet your cash requirements and maintain operations and, to the extent determinable, your expectations of generating positive operating cash flows.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company is engaged in actively managing and operating a core group of operating companies. The Company accounts for many of its material holdings on an unconsolidated basis; therefore, a material portion of the cash inflow the Company generates is reported in cash flows from investing activities pursuant to Generally Accepted Accounting Principles (“GAAP”). As a result of such accounting treatment, the Company expects to continue to generate a material portion of its cash inflow from activities classified as investing activities under GAAP and does not expect to generate positive operating cash flows. The cash requirements of the Company typically come from the investing activities, as presented for the past three years, as we receive distributions from unconsolidated affiliates and sell our investment in these various operating companies. The Company will include explicit disclosure of this dynamic in its future periodic filings with the Commission.

7.	You disclose you sold shares of common stock of Paysafe that will generate expected tax savings for you. Please explain to us and disclose how and why this generates expected tax savings.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s tax basis in the 0.9 million Paysafe shares sold was $114.39 per Paysafe share compared to the sale price of $17.44 per Paysafe share. The sale of common stock of Paysafe in 2024 resulted in an $89 million tax loss which the Company used or will use to offset capital gains realized in 2024 and to carry back the excess losses to utilize against excess capital gains realized in prior years. The Company will enhance its future filings where this is mentioned by augmenting the disclosure in a manner similar to “which generated significant tax losses which offset current year tax obligations or will be carried back to offset preceding years taxable income.”

8.

Please explain to us the basis in GAAP that supports your accounting of your 52.8% ownership interest in Watkins Holdings using the equity method. Refer to the guidance in ASC 323 and ASC 810 in your response, as appropriate.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that management of the Company determined that it should not consolidate Watkins Holdings under the Voting Interest Model of ASC 810 and that the Company has significant influence over Watkins Holdings and should account for its investment pursuant to ASC 323.

Consolidation Analysis Under ASC 810

Management reviewed the Company’s investment in Watkins Holdings under both the variable interest and voting interest models of ASC 810. We determined that the investment does not meet the criteria for analysis under the variable interest entity consolidation model because it does not meet the criterion under ASC 810-10-15-14. Therefore, management analyzed the Company’s investment in Watkins Holdings for consolidation under the voting interest entity model.

Watkins Holdings is a limited liability company and is controlled by its board of managers (the “Watkins Board”). Membership interests in Watkins Holdings do not have voting rights. No single member or related party group of members of Watkins Holdings controls the Watkins Board; therefore, Watkins Holdings does not have the functional equivalent of a general partner and we did not evaluate Watkins Holdings as a limited partnership. The Company had a 52.8% economic interest in Watkins Holdings as of the date of its initial acquisition of the investment. The Company does not have a greater than 50% voting interest on the Watkins Board. The Watkins Board consists of seven members and the Company has the unilateral right to appoint three members to the Watkins Board in its sole capacity and the right to jointly appoint one independent member with the unanimous consent of another noncontrolling interest holder. Accordingly, the Company has the unilateral right to appoint three of the seven members (43%) of the Watkins Board.

ASC 810-10-25-1 states (emphasis added): “For legal entities other than limited partnerships, consolidation is appropriate if a reporting entity has a controlling financial interest in another entity and a specific scope exception does not apply (see Section 810-10-15). The usual condition for a controlling financial interest is ownership of a majority voting interest, but in some circumstances control does not rest with the majority owner.”

Section D.1.3.3 of Deloitte’s Roadmap: Consolidation - Identifying a Controlling Financial Interest states (emphasis added):

“In circumstances in which the board of directors makes the significant financial and operating decisions of a legal entity, the right to appoint, remove, or replace board members may be indicative of the party that has control over the legal entity. If the board of directors is required to include certain independent directors, the governing documents or contractual provisions may specify which party (or parties) appoints the independent directors.

Questions may arise about how to determine which party has control of the board of directors when one party has the ability to unilaterally appoint or remove one or more independent directors. In these situations, we generally attribute the power associated with the right to appoint the independent director to the party (if one exists) that has the unilateral ability to appoint, remove, or replace such independent director.

Example D-4

Entity G, a voting interest entity, was formed on January 1, 20X2. Assume the following as of that date:

•	Investors M and L, two unrelated parties, have a 20 percent and a 25 percent equity interest, respectively, in G.

•

The remaining 55 percent equity interest is held by several unrelated shareholders, none of which individually have more than a 50 percent equity interest and are not required, nor do they intend, to vote in concert with one another.

•

Entity G has a board of directors that is composed of five individuals. Two are elected and appointed by M, one is elected and appointed by L, and two must be independent. The two independent directors are elected and appointed by a majority vote of the shareholders (which include M, L, and the unrelated shareholders that hold the remaining 55 percent equity interest) at the annual shareholder meeting.

The significant decisions of G are made through a simple majority vote of the board of directors. If an analysis were performed to determine which party had voting power, no single party would be deemed to have such power by virtue of its inability to elect and appoint a majority of the five board members.”

Based on the foregoing, management determined that the Company does not have voting control of Watkins Holdings due to its inability to unilaterally elect and appoint a majority of the members of the Watkins Board. Therefore, we determined the Company should not consolidate Watkins Holdings under ASC 810.

Equity Method Accounting Analysis Under ASC 323

Based on the Company’s economic interest in Watkins Holdings and its ability to appoint members to the Watkins Board, management determined that the Company has significant influence over Watkins Holdings pursuant to ASC 323-10-15-6 through 15-11, 323-30-25-1 and 323-30-35-3. Accordingly, the Company accounts for its investment in Watkins Holdings pursuant to the equity method accounting guidance of ASC 323.

9.

On page 63 you disclose you held a variable interest in Black Knight Football Club (“BKFC”) and state you are not the primary beneficiary of it because you do not have the power to direct activities that most significantly impact the economic performance of it. You disclose you have a 47.2% and 44.3% ownership interest in BKFC at December 31, 2024 and March 31, 2025, respectively, and you guarantee certain payment obligations of BKFC that total an estimated amount between $38.3 million and $69.6 million at December 31, 2024 and $38.5 million and $70.0 million at March 31, 2025. It appears Bill Foley, your former Chairman and now Vice Chairman of the Board and former CEO, is the lead investor and managing general partner of BKFC, and appears to be integral in the design of BKFC. In view of all of the preceding, please explain to us why you believe you do not have the power to direct BKFC’s activities that most significantly impact its economic performance and are not the primary beneficiary of BKFC.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that management of the Company determined the Company does not have the power to direct the activities that most significantly impact BKFC’s economic performance due to the legal and governance structure of BKFC and the Company.

BKFC is a limited partnership and its general partner is BK Football and Entertainment, LLC (the “GP”). BKFC was designed to allow a group of limited partners to passively invest in a group of football clubs alongside Bill Foley. Bill Foley is the sole and managing member of the GP and held a 24.9% direct economic interest in BKFC as of December 31, 2024. The GP, in its sole capacity, controls all aspects of BKFC’s operations and therefore has the power to direct the activities that most significantly impact the economic performance of BKFC. The Company holds a limited partnership interest in BKFC. Limited partners (including the Company) do not have the right to direct any of the activities of BKFC, do not have substantive rights to kick-out the GP in their sole capacity and are not permitted to withdraw from the partnership without the consent of the GP. Based on BKFC’s governance agreements, BKFC is not required to liquidate if a limited partner withdraws from the partnership. The Company is a corporation and is controlled by its board of directors (the “Board”). While Bill Foley was formerly the Chairman of the Board and the Company’s Chief Executive Officer and is currently the Vice Chairman of the Board, Mr. Foley does not control the Company and may be overruled at any time by the Company’s Board.

Management considered whether the guidance in ASC 810-10-25-44 (commonly referred to as the “Related Party Tiebreaker Test”) was applicable to the Company’s accounting for its investment in BKFC and determined that the Related Party Tiebreaker Test is not applicable because power is not shared and there is no single decision maker that does not meet criteria of ASC 810-10-25-38A. Management considered whether power was shared pursuant to ASC 810-10-25-38D and determined that because none of the activities of BKFC require the consent of limited partners and no limited partner can kick-out the GP in their sole capacity, power cannot be considered shared under that standard. Furthermore, while Mr. Foley controls BKFC in his sole capacity, he also holds a significant economic interest in BKFC and therefore meets the criteria of ASC 810-10-25-38A in his sole capacity. Accordingly, the Related Party Tiebreaker Test is not applicable to the Company’s accounting for its investment in BKFC.

In light of the foregoing, management determined that the Company does not have the power to direct the activities most significant to the economic performance of BKFC and is not the primary beneficiary of BKFC pursuant to ASC 810.

10.

In this note you state the CODM uses net earnings or loss as the performance measure for each operating segment that is included in the presented segment tables. You also state in this note the amounts presented in the segment tables for your equity method investments that are reportable segments are your portion of equity in losses in them. Please explain to us how your portion of equity in losses of these investments represent the net earnings/losses of these entities.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s equity in losses of these investments does not represent the net earnings/losses of these entities. The Company does not consolidate these entities and the equity in earnings/losses reflects the Company’s proportionate share of the investee’s net results. This presentation is intended to provide information consistent with how the results of the equity method investments are included in the consolidated net earnings (loss) of the Company which are presented as equity in losses of unconsolidated affiliates in our consolidated statements of operations.

The Company includes the net earnings or loss of these entities in its disclosure of summarized financial information in Footnote B to the consolidated financial statements included in the 10-K and included a reference to such footnote disclosure in the segment footnote on page 63 of the 10-K. Absent specific guidance for the presentation of equity method investments in segment financial information in GAAP and in consultation with our external auditors in conjunction with our adoption of Accounting Standards Update (“ASU”) 2023-07 in the year ended December 31, 2024, we determined that inclusion of our equity in losses of unconsolidated affiliates in the segment tables and separate summarized financial information of such unconsolidated affiliates together satisfied the disclosure requirements of ASC 280.

11.

You disclose in this note the CODM reviews the financial results of the equity investees that you consider to be reportable segments. In exhibit 99.2 to the Form 8-K furnished May 12, 2025, you disclose EBITDA and Adjusted EBITDA for your Alight equity method investment that is a reportable segment of yours, which is suggestive that detailed financial information for Alight is provided to you. Please explain to us what discrete financial information and the level of its detail is regularly provided to your CODM regarding financial results for each of your equity method investments that are reportable segments. In conjunction with this, explain to us your consideration of reporting amounts from the discrete financial information provided to your CODM for each equity method investment reportable segment pursuant to ASC 280-10-50-22 and 50-32, 50-25 and 50-26A, 26B and 26C, along with any applicable reconciliations pursuant to ASC 280-10-50-30 and 31.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that management considered the guidance pursuant to ASC 280-10-50-22 and 50-32, 50-25 and 50-26A, 26B and 26C and determined that disclosure was not necessary primarily because the discrete financial information required by those paragraphs is not included in the Company’s consolidated financial statements for its equity method investments.

On at least a quarterly basis, the Company receives the balance sheets, statement of comprehensive income, statement of stockholders’ equity, and statement of cash flows for each of our equity method investments that are reportable segments. For Dun & Bradstreet and Alight, the Company also receives summarized non-GAAP information including EBITDA and Adjusted EBITDA (including reconciliations to net income) on a quarterly basis. For BKFC, the Company also receives a monthly package with financial information on BKFC’s largest subsidiary, AFC Bournemouth (“AFCB”) (the “AFCB Package”). The AFCB Package includes a summary of the key activity that occurred during the month as well as financial data for its AFCB subsidiary including: a summary of its liquidity and debt position, summary of capital transactions, a detailed statement of cash flows and statement of operations, and forecasted financial information.

As it relates to the Company’s equity method investments that are reportable segments, the Company’s CODM is regularly provided with summarized information regarding Dun & Bradstreet and Alight’s revenue, gross margin, net income and adjusted EBITDA (including a reconciliation to net income) and the AFCB Package (collectively, the “CODM Package”). To the extent our CODMs are on the board of directors of equity method investments, they may receive more detailed information directly from management of the equity method investee.

In conjunction with the adoption of ASU 2023-07, management considered, based in part on consultation with its external auditors, whether additional disclosure pursuant to ASC 280-10-50-22 and 50-32, 50-25 and 50-26A, 26B and 26C was necessary for our equity method investments that are also reportable segments. As it relates to each of these paragraphs, we determined that because the information required by these paragraphs is not included in the Company’s consolidated financial statements, including them could confuse users of our 10-K absent robust disclosure on the investee’s accounting policies customarily found in an investee’s standalone financial statements. As it relates to paragraph 50-26, we further determined that because only summarized information without detailed information on the discrete expenses for Dun & Bradstreet and Alight is included in the CODM Package, there were no significant expenses regularly provided to our CODM. Management also considered that the key summarized information of our equity method investments that are also reportable segments that is reviewed by our CODM, including revenues, gross profit and net income, is disclosed throughout the 10-K.

The Company also considered interpretative guidance on the implementation of ASU 2023-07 included in the Deloitte Roadmap: Segment Reporting. Frequently Asked Question 22 included in Appendix C therein states the following:

FAQ 22

Question

Does the significant expense principle apply to the financial information of an equity method investee that meets the reportable segment criteria?

Answer

It depends. Unless a full set of financial statements is provided in the entity’s filing for the equity method investee, we do not believe that an entity should be required to disclose significant segment expense information that is not in its consolidated financial statements. An entity could voluntarily disclose significant segment expense if the CODM is regularly provided with the equity method investee’s expenses.

The Company notes that of its reportable segments that are accounted for as equity method investments, only Dun & Bradstreet’s full set of financial statements are provided in the 10-K. As noted above, the Company’s CODM is not regularly provided with detailed information on the expenses of Dun & Bradstreet. Furthermore, Dun & Bradstreet regularly files periodic reports with the Commission that include required segment disclosures, and the Company makes reference to such filings where it is able to in its 10-K to inform its investors where more detailed information can be found.

As the full set of financial statements and discrete expenses of Alight and BKFC are not included in the 10-K, management determined that in light of the interpretative guidance above it would be inappropriate to include disclosure of these investees’ significant segment expenses.

12.

In this note you state EBITDA is one of the performance measures used by your CODM for each operating segment. In exhibit 99.2 to the Form 8-K furnished May 12, 2025, you disclose EBITDA for your equity method investment in Alight that is one of your reportable segments. From this, it appears EBITDA of Alight is reported to your CODM for their use. Please explain to us why you do not also report EBITDA for Alight in the segment note pursuant to ASC 280-10-50-07 and provide all applicable disclosures pursuant to ASC 280-10-50.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that ASC 280-10-50-28A states the following (emphasis added): “If the chief operating decision maker uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, a public entity may report one or more of those additional measures of segment profit. However, at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed) shall be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in a public entity’s consolidated financial statements.” The Company acknowledges that while the CODM does receive additional non-GAAP financial metrics such as EBITDA and Adjusted EBITDA, the Company believes its presentation of net earnings/losses, the metric most closely aligned with GAAP measurement principles included in the Company’s consolidated financial statements, is consistent the requirements of ASC 280-10-50-28A.

In connection with the above-referenced filings by the Company, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the 10-K for the Fiscal Year Ended December 31, 2024; (2) Staff comments or changes to disclosures in response to Staff comments in the 10-K reviewed by the Staff do not foreclose the Commission from taking any action with respect to the 10-K and (3) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have adequately responded to the Staff’s comments. Please direct any questions or comments regarding this letter or the Comment Letter to Alan A. Lanis, Jr., Esq. at Baker Hostetler LLP, at (310) 442-8828. Thank you.

Sincerely,

Cannae Holdings, Inc.

/s/ Bryan D. Coy,

Chief Financial Officer